Freescale Semiconductor, Ltd. 6501 William Cannon Drive West, Austin, TX 78735 www.freescale.com

June 2, 2014

VIA EDGAR
Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Freescale Semiconductor, Ltd.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 10, 2014
File No. 001-35184

Dear Mr. Cascio:
On behalf of Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company (the “Company”), we are providing the following response to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 22, 2014 (the “Comment Letter”) relating to the Company's Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 10, 2014 (the “10-K”).
For the convenience of the Staff, the Company has restated in this letter the comment in the Comment Letter in italics, followed by the Company's response. Capitalized terms used but not defined herein have the meanings given to them in the 10-K. All references to page numbers and captions (other than those in the comments) correspond to the page numbers and captions in the 10-K.
Form 10-K for the fiscal year ended December 31, 2013
Consolidated Financial Statements
Note 1. Business Segments, page 66

Brian Cascio
Securities and Exchange Commission
June 2, 2014

1.
We reference your response to prior comment 1. In future filings please revise your accounting policy to clarify how you identified your operating segments similar to your response. Specifically, please clarify the level at which your chief operating decision maker (CODM) receives financial information for purposes of making decisions about the allocation of resources and evaluating performance and discuss the role of the General Manager in making decisions about product groups.

We acknowledge the Staff's comment. We will revise our accounting policy in our Form 10-K for the fiscal year ended December 31, 2014 and future filings to clarify how we identified our one operating segment, including further discussion on the level of financial information received by our CODM to make decisions about the allocation of resources and evaluation of performance. Additionally, we will discuss the role of the General Managers in making decisions about product groups.
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The Company has reviewed the Staff’s comment and the Company’s response with its independent auditor. The Company’s independent auditor has indicated its concurrence with the response set forth herein.
In connection with its response to the Staff’s comment, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company believes that the foregoing responds fully to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (512) 895-8855.

Sincerely,

/s/ Jennifer B. Wuamett
Senior Vice President, General Counsel and Secretary

cc:	Martin James, SEC
Kristin Lochhead, SEC
Jonathan Ko, Skadden, Arps, Slate, Meagher & Flom LLP